

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05047619

March 14, 2005

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures
Office of General Counsel
Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Act: A34
Section:
Rule: 14A-8
Public Availability: 3/14/2005

Re: Xerox Corporation

Dear Mr. Lee:

This is in regard to your letter dated March 14, 2005 concerning the shareholder proposal submitted by Calvert Social Investment Fund, Balanced Portfolio; Calvert Variable Series Inc., Social Balanced Portfolio; Calvert Social Investment Fund, Enhanced Equity Portfolio; Calvert Social Index Series, Inc., Calvert Social Index Fund; and the Calvert Large Cap Growth Fund for inclusion in Xerox's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Xerox therefore withdraws its January 20, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Stuart Dalheim
Social Research Analyst
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

January 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Executive Compensation Criteria

Dear Sir or Madam:

This letter and the attached material are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated December 2, 2004 from Calvert Asset Management Company, Inc. ("Proponent"), presenting a proposal for inclusion in the Company's 2005 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2005 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2005 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachment. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the Federal law of the United States.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

The Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to the following rules under Regulation 14A:

1) Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under New York law; and

2) Rule 14a-8(i)(3), because the Proposal contains false and misleading statements in violation of Rule 14a-9.

1. Rule 14a-8(i)(1) Improper Subject for Action by Shareholders

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that the Proposal is improper because it is not stated in precatory language to request or recommend action, and instead mandates the Board of Directors of the Company to take certain steps.

The Proposal states in part that "BE IT RESOLVED, that Xerox *establish and report…*" (emphasis added) on certain executive compensation plans. The Company is incorporated under the laws of the state of New York. Except as may otherwise be provided under the New York Businesses Corporation Law ("NYBCL"), Section 701 of the NYBCL provides that "the business of a corporation shall be managed under the direction of its board of directors," subject to any specific provision in the Company's Certificate of Incorporation or By-laws granting such power to the shareholders. No such relevant provision exists in either the NYBCL or the Company's Restated Certificate of Incorporation or By-laws, each as amended to date. Accordingly, the Company believes that the Proposal may properly be excluded from the Company's 2005 proxy statement pursuant to Rule 14a-8(i)(1).

The Staff has previously taken a no-action position concerning a company's exclusion of shareholder proposals directing the board of directors to take action that is inconsistent with the board of directors' authority under state law. For example, in *International Paper* (avail. March 1, 2004), a shareholder submitted a proposal that none of the five highest paid executives and non-employee directors be eligible for future stock options. The Staff granted the company's no-action request to exclude the shareholder proposal on the ground that such an action was an improper subject for shareholder action under New York law as it was not phrased as a recommendation or request to the Board of Directors. In *Phillips Petroleum* (avail. March 13, 2002), the Staff granted a request to exclude a shareholder proposal to increase the salary of certain executives by 3% because it mandated or directed action rather than requested or recommended action. Additionally, the note to Rule 14a-8(i)(1) itself states that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Because the proposal is not stated in precatory language, as a member in good standing admitted to practice in the State of New York, I am of the opinion that under the laws of the State of New York, the Proposal is an improper subject for shareholder action by the Company's shareholders. Accordingly,



the Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(1).

2. Rule 14a-8(i)(3) False and Misleading Statements in Violation of Rule 14a-9

In addition to the reasons set forth above, the Company believes that the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3), because it contains materially false and misleading statements, in violation of Rule 14a-9. While the Staff, in *Division of Corporate Finance: Staff Legal Bulletin 14B—Shareholder Proposals*, (September 15, 2004) clarified the circumstances in which public companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) remains available to public companies where the shareholder proposal or supporting statement "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has previously allowed companies to exclude proposals that are vague and indefinite because such proposals do not adequately define key terms or concepts, or provide sufficient guidance on how they are to be implemented. *See Eastman Kodak Company* (avail. March 3, 2003) ("*Kodak*") (proposal that "top salary" be capped was excludable where proposal failed to define critical terms or otherwise provide guidance on how it should be implemented, including how to determine "yearly compensation"); *General Electric* (avail. February 15, 2003) ("*General Electric*") (proposal was excludable where it related to "all compensation" for senior executives and board members, yet did not define "compensation" or provide guidance as to whether "compensation" included stock incentive awards or other compensation arrangements, or provide the means to calculate the value of such awards); *The Boeing Corporation* (avail. February 10, 2004) (proposal to require an "independent director" was excludable where it failed to define the term "independent director"); *ConAgra Foods, Inc.* (avail. July 1, 2004) (proposal excludable when it lacked a meaningful description of the substantive provisions it sought to impose).

The Proposal requires in part that the Company "establish and report to shareholders on executive compensation plans that accurately link ***pay*** to the Company's ***financial and social*** performance." (emphasis added). The Proposal does not, however, define the terms it uses or provide a workable framework for implementing its requirement, which prevents the Company and the shareholders from determining with any reasonable certainty exactly what measures the Proposal requires. In *Kodak* and *General Electric*, the companies were not given definitions or guidelines on what the shareholder proponent intended the terms "yearly compensation" and "compensation" to mean, respectively. Similarly, the Proposal fails to define "pay" or provide guidelines on what should be included in a calculation of "pay," namely whether it includes only cash payments, accrued benefits, unvested equity awards, or other elements, or in fact how "pay" should be calculated at all. The Proposal also requires that such "pay" be linked to the Company's "financial and social performance" without setting out any criteria for establishing what elements make up the Company's goals for such performance or how they should be determined. The Proposal leaves the Company and the shareholders unable to determine with reasonable certainty what the shareholders are being asked to vote on and what it is that the Company should be implementing, and is therefore inherently vague and indefinite.

Accordingly, the Company believes that the Proposal is so inherently vague and indefinite that it may be omitted under Rule 14a-8(i)(3) as false or misleading, and may therefore be excluded from the Company's 2005 proxy materials.

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachment: Copy of Proposal
cc: Calvert Asset Management Company, Inc. (Attn: L. King)

XEROX®

EXHIBIT A

(See Attached.)



Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

December 2, 2004

Secretary
XEROX Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention Secretary:

An Ameritas Acacia Company

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 16 socially responsible mutual funds. Calvert currently has over $10 billion in assets under management. Five of our mutual funds own shares of XEROX.

Calvert Social Investment Fund, Balanced Portfolio holds 30,600 shares of common stock, Calvert Variable Series Inc., Social Balanced Portfolio holds 27,000 shares of common stock, Calvert Social Investment Fund, Enhanced Equity Portfolio holds 9,500 shares of common stock, Calvert Social Index Series, Inc., Calvert Social Index Fund holds 6,733 shares of common stock, and the Calvert Large Cap Growth Fund holds 35,200 shares of common stock in XEROX Corp. as of close of business on November 29, 2004 (collectively "Calvert Funds"). These Calvert Funds are the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 30,600, 25,600, 9,000, 5,072, and 30,900 shares, respectively, of these securities have been held by the respective Calvert Funds continuously for at least one year, and the Fund intends to own shares of XEROX Corporation through the date of the 2005 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing XEROX Corporation shareholder, Calvert Social Index Fund is filing the enclosed resolution requesting that the Company establish executive compensation plans that more accurately link pay to the company's financial and social performance.

We look forward to dialogue, and if prior to the annual meeting, the Company agrees to the request outlined in the resolution, the resolution would be

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



unnecessary. Please direct any correspondence to Stu Dalheim, Social Research Analyst, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Secretary, Associate General Counsel

cc: Joseph Keefe, Sr. VP, Strategic Social Policy, Calvert Group.
Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group.

Enclosures

#5275



STATE STREET.
For Everything You Invest In™

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

November 29, 2004

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 29, 2004 each Calvert Fund listed below held the indicated amount of shares of the stock of XEROX Corp (Cusip number 984121103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/29/04	Shares Held for 1 Year*
D805	CSIF Balanced	30,600	30,600
D835	Calvert Social Balanced	27,000	25,600
D862	CSIF Enhanced Equity	9,500	9,000
D872	Calvert Social Index	6,733	5,072
D874	Calvert Large Cap Growth	35,200	30,900

Please feel free to contact me if you need any further information.

Sincerely,



Todd Nickerson
Account Manager

Calvert Asset Management's resolution to strengthen financial and social criteria in executive compensation

WHEREAS,

Executive compensation, often deemed excessive, has become a major public as well as corporate issue. Often it is difficult to discern how, or whether, executive compensation is connected to the executives' performance. We believe that boards should establish policies that closely align executive compensation to financial, social, and environmental performance.

According to the company's 2003 Proxy, XEROX lagged its peers on total shareholder return from 1999 through 2002. Furthermore, though the company states that executive compensation is designed to "align pay with the Company's annual and long-term performance objectives," during fiscal years 2001 and 2002 total CEO compensation increased while total shareholder return decreased.

During periods in which total shareholder return is positive, industry wide effects may boost XEROX's stock price independent of the executives' performance. Long-term shareholders would be served best by executive compensation plans that exclude market effects to stocks and are based on incentives that more accurately reflect management's contribution to performance.

In addition to financial performance shareholders are increasingly concerned about the impacts of the companies in which they invest on issues such as labor, environment, human rights, and business ethics. These shareholders see a connection between corporate responsibility and long-term value.

Nearly half of Fortune 100 companies link some characteristic of social responsibility to executive pay, according to a report from the Investor Responsibility Research Center. A recent report titled: "Corporate Social and Financial Performance: A Meta-analysis" concludes that there is a positive association between corporate social performance and corporate financial performance. XEROX's executive compensation guidelines do not indicate that there is a link between executive compensation and social performance.

In the 2004 Proxy, the company states that the generous compensation package awarded to CEO Anne Mulcahy was given in part for "creating and maintaining the high morale and commitment of the Company's employees during an extremely challenging phase of the Company's history." The company employed 17,000 fewer people on December 31, 2003 than it did on December 31, 2001. Yet despite the significant layoffs, no data were presented that give shareholders any basis for judging whether morale among the remaining employees was in fact high.

Calvert applauds XEROX's past leadership and commitment to diversity initiatives, but we are concerned about the implementation of these initiatives given a pattern of discrimination lawsuits filed by company employees. For example, in March 2002, four Atlanta XEROX employees filed racial and gender discrimination complaints with the U.S. Equal Employment Opportunity Commission. In August 2002, the EEOC found that there was a "radically hostile environment" against African-Americans at XEROX.

BE IT RESOLVED, that XEROX establish and report to shareholders on executive compensation plans that accurately link pay to the company's financial and social performance. Shareholders should be made aware of specific financial and social goals established for management as part of the company's executive compensation policy.


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

February 4, 2005

An Ameritas Acacia Company

Via Overnight Mail
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Response to No-Action Request by Xerox Corporation Regarding Shareholder Proposal of Calvert Asset Management Company, Inc.

Ladies and Gentlemen:

I am writing on behalf of the Calvert Social Index Fund (the "Fund"), as Assistant Secretary to the Fund, as well as to Calvert Asset Management Company, Inc. ("Calvert"), the agent acting on behalf of the Fund in submitting the shareholder resolution to Xerox Corporation ("Xerox" or the "Company") on December 2, 2004 (hereafter, "Calvert" or "Proponent").

On January 20, 2005, Xerox wrote the Securities and Exchange Commission Division of Corporation Finance (the "Commission")(the "Xerox Letter"), seeking assurance that the Staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2005 annual meeting a shareholder proposal submitted by Calvert (the "Proposal") on behalf of the Fund. In addition to submitting to the Commission six copies of this letter, I am simultaneously providing the Company a copy of this letter, pursuant to Rule 14a-8(k) of the Securities Exchange Act of 1934 (the "Exchange Act").

Xerox has challenged the Proposal under Rule 14a-8(i)(1) and (3), claiming that the Proposal is an improper subject for action by shareholders, and that the Proposal contains false and misleading statements. The Proposal (attached) requests that Xerox "establish and report to shareholders on executive compensation plans that accurately link pay to the company's financial and social performance." For the reasons provided below, Calvert respectfully requests that the Staff deny Xerox's request for "no-action" relief.

BACKGROUND

Calvert's analysis of executive compensation has focused on companies in the S&P 500 Index that experienced declining shareholder returns, while they increased executive compensation. Calvert believes that companies should focus on long-term value creation that aligns the interests of management with those

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com

of shareowners and other stakeholders. Good governance is likely to be compromised when a company focuses on current earnings expectations and other short-term goals rather than the long-term strength of the company. We also believe that a focus on long-term value must include the companies' environmental management, treatment of workers and communities, and other social issues. Just as a short-term focus on earnings performance can compromise long-term shareowner interests, so can poor treatment of workers, communities, the environment or other stakeholders increase risks and compromise performance over the longer term. Boards of Directors and investors must ask if executive teams are being held accountable to the appropriate measures. Calvert's Proposal to Xerox provides shareholders with an opportunity to vote on this critical governance issue.

DISCUSSION

Rule 14a-8(i)(1) – Exclusion Because the Proposal is an Improper Subject for Action by Shareholders

Xerox argues that the Proposal may be excluded under Rule 14a-8(i)(1) because it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Xerox claims that the Proposal is improper because "it is not stated in precatory language to request or recommend action."

To address this assertion, I propose to revise the Proposal to state that "*shareholders request* that Xerox establish and report on executive compensation plans ... ", which can be accomplished by including this phrase at the beginning of the "Resolved" clause of the resolution. Proponent offers this amended language and is willing to change the resolution to include such precatory language. It is my understanding that the SEC has allowed such clarifications to be made to shareholder resolutions in the past.

Rule 14a-8(i)(3) - Exclusion Because of False and Misleading Statements in Violation of Rule 14a-9

Xerox argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains false and misleading statements.

In this regard, the Company describes as false and misleading the fact that the Proposal does not define the terms it uses or provide a workable framework for implementing the request, which Xerox claims prevents it from determining with any reasonable certainty exactly what measures the Proposal requires.

In Johnson Controls, that company made a similar argument under Rule 14a-8(i)(6) that the proposal was vague and misleading, arguing that the lack of definitions and the lack of guidance provided regarding the preparation of the report made it impossible to understand what to report on, but the Staff specifically did not concur that the proposal could be excluded on these



grounds.[1] The Staff should reject Xerox's similar argument, which also is based on flexibility accorded the Company regarding preparation of the report.

While seeking to provide Xerox with flexibility in creating the report, at the same time, Calvert was specific in detailing what it expects the report to address. Proponent's supporting statement contains a resolution that requests a report on executive compensation plans that links the company's financial and social performance to executive pay. Even further, detail about the nature of the report is provided when Proponent presents the rationale for the preparation of such a report as being "to make sure that shareholders are aware of the specific financial and special goals that have been established for management as part of Xerox's executive compensation policy".

Calvert is willing to discuss its Proposal with the Company in order to explain the reasoning and concrete actions requested of the Company. In fact, Calvert contacted the company in October of 2004 in an attempt to discuss these concerns. Unfortunately, Xerox has not responded to Calvert's repeated inquiries. Notwithstanding this, the Proposal alone, in requesting that Xerox prepare a report to shareholders on executive compensation plans that links the company's financial and social performance, is neither vague nor misleading, and shareholders are provided with enough information to understand the Proposal.

CONCLUSION

For the reasons discussed above, Calvert respectfully asks the Staff to deny Xerox's request for no-action relief. Please call me at 301-951-4858 if you have any questions about this submission or the arguments proffered herein.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President and
Associate General Counsel

cc: Samuel K. Lee, Xerox Corporation
Stu Dalheim, Calvert Asset Management Company, Inc.
Nikki Daruwala, Calvert Asset Management Company, Inc.
Joe Keefe, Calvert Asset Management Company, Inc.

Encl.: Xerox letter to the SEC
Calvert shareholder resolution submission 2004

[1] Johnson Controls, 2002 WL 31562565 at *9, *15.

Calvert Asset Management's resolution to strengthen financial and social criteria in executive compensation

WHEREAS,

Executive compensation, often deemed excessive, has become a major public as well as corporate issue. Often it is difficult to discern how, or whether, executive compensation is connected to the executives' performance. We believe that boards should establish policies that closely align executive compensation to financial, social, and environmental performance.

According to the company's 2003 Proxy, XEROX lagged its peers on total shareholder return from 1999 through 2002. Furthermore, though the company states that executive compensation is designed to "align pay with the Company's annual and long-term performance objectives," during fiscal years 2001 and 2002 total CEO compensation increased while total shareholder return decreased.

During periods in which total shareholder return is positive, industry wide effects may boost XEROX's stock price independent of the executives' performance. Long-term shareholders would be served best by executive compensation plans that exclude market effects to stocks and are based on incentives that more accurately reflect management's contribution to performance.

In addition to financial performance shareholders are increasingly concerned about the impacts of the companies in which they invest on issues such as labor, environment, human rights, and business ethics. These shareholders see a connection between corporate responsibility and long-term value.

Nearly half of Fortune 100 companies link some characteristic of social responsibility to executive pay, according to a report from the Investor Responsibility Research Center. A recent report titled: "Corporate Social and Financial Performance: A Meta-analysis" concludes that there is a positive association between corporate social performance and corporate financial performance. XEROX's executive compensation guidelines do not indicate that there is a link between executive compensation and social performance.

In the 2004 Proxy, the company states that the generous compensation package awarded to CEO Anne Mulcahy was given in part for "creating and maintaining the high morale and commitment of the Company's employees during an extremely challenging phase of the Company's history." The company employed 17,000 fewer people on December 31, 2003 than it did on December 31, 2001. Yet despite the significant layoffs, no data were presented that give shareholders any basis for judging whether morale among the remaining employees was in fact high.

Calvert applauds XEROX's past leadership and commitment to diversity initiatives, but we are concerned about the implementation of these initiatives given a pattern of discrimination lawsuits filed by company employees. For example, in March 2002, four Atlanta XEROX employees filed racial and gender discrimination complaints with the U.S. Equal Employment Opportunity Commission. In August 2002, the EEOC found that there was a "radically hostile environment" against African-Americans at XEROX.

BE IT RESOLVED, that XEROX establish and report to shareholders on executive compensation plans that accurately link pay to the company's financial and social performance. Shareholders should be made aware of specific financial and social goals established for management as part of the company's executive compensation policy.

December 2, 2004

Secretary
XEROX Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention Secretary:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 16 socially responsible mutual funds. Calvert currently has over $10 billion in assets under management. Five of our mutual funds own shares of XEROX.

Calvert Social Investment Fund, Balanced Portfolio holds 30,600 shares of common stock, Calvert Variable Series Inc., Social Balanced Portfolio holds 27,000 shares of common stock, Calvert Social Investment Fund, Enhanced Equity Portfolio holds 9,500 shares of common stock, Calvert Social Index Series, Inc., Calvert Social Index Fund holds 6,733 shares of common stock, and the Calvert Large Cap Growth Fund holds 35,200 shares of common stock in XEROX Corp. as of close of business on November 29, 2004 (collectively "Calvert Funds"). These Calvert Funds are the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 30,600, 25,600, 9,000, 5,072, and 30,900 shares, respectively, of these securities have been held by the respective Calvert Funds continuously for at least one year, and the Fund intends to own shares of XEROX Corporation through the date of the 2005 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing XEROX Corporation shareholder, Calvert Social Index Fund is filing the enclosed resolution requesting that the Company establish executive compensation plans that more accurately link pay to the company's financial and social performance.

We look forward to dialogue, and if prior to the annual meeting, the Company agrees to the request outlined in the resolution, the resolution would be unnecessary. Please direct any correspondence to Stu Dalheim, Social Research Analyst, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Secretary, Associate General Counsel

cc: Joseph Keefe, Sr. VP, Strategic Social Policy, Calvert Group.
Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group.

Enclosures

#5275



XEROX®

Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

RECEIVED
MAR 15 PM 3:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Overnight Delivery and Fax

March 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Executive Compensation Criteria

Dear Sir or Madam:

By letter dated January 20, 2005, Xerox Corporation (the "Company") submitted a no action request to the staff of the Division of Corporation Finance (the "Staff") on the subject of Executive Compensation Criteria (the "No-Action Letter Request"), a copy of which is attached hereto as Exhibit A. In the No-Action Letter Request, the Company requested confirmation from the Staff that it will not recommend enforcement action if the Company excluded from its proxy materials for its 2005 annual meeting of shareholders the shareholder proposal submitted by Calvert Asset Management Company, Inc. (the "Proponent").

By letter dated March 10, 2005, the Proponent has advised the Company and the Staff that it has withdrawn the proposal. A copy of the withdrawal is attached hereto as Exhibit B.

Accordingly, the Company hereby withdraws its No-Action Letter Request on the subject of Executive Compensation Criteria, and advises the Staff and the Proponent that the Proponent's proposal covered by said No-Action Letter Request will be omitted from the Company's proxy materials for its 2005 annual meeting of shareholders.

An additional copy of this letter is enclosed. Please return the receipt copy in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachments: Copy of No-Action Letter Request dated January 20, 2005
Copy of Withdrawal Letter from Calvert Asset Management Company, Inc.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

EXHIBIT A

XEROX®

Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

January 20, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Executive Compensation Criteria

Dear Sir or Madam:

This letter and the attached material are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated December 2, 2004 from Calvert Asset Management Company, Inc. ("Proponent"), presenting a proposal for inclusion in the Company's 2005 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2005 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2005 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachment. To the extent that the reasons for exclusion of the Proposal from the Company's 2005 proxy materials stated herein are based on matters of law, such reasons constitute the opinions of the undersigned, an attorney licensed and admitted to practice law in the State of New York. Such opinions are limited to the law of the State of New York and the Federal law of the United States.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

XEROX®

The Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to the following rules under Regulation 14A:

1) Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under New York law; and

2) Rule 14a-8(i)(3), because the Proposal contains false and misleading statements in violation of Rule 14a-9.

1. Rule 14a-8(i)(1) Improper Subject for Action by Shareholders

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal that "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company believes that the Proposal is improper because it is not stated in precatory language to request or recommend action, and instead mandates the Board of Directors of the Company to take certain steps.

The Proposal states in part that "BE IT RESOLVED, that Xerox *establish and report…*" (emphasis added) on certain executive compensation plans. The Company is incorporated under the laws of the state of New York. Except as may otherwise be provided under the New York Businesses Corporation Law ("NYBCL"), Section 701 of the NYBCL provides that "the business of a corporation shall be managed under the direction of its board of directors," subject to any specific provision in the Company's Certificate of Incorporation or By-laws granting such power to the shareholders. No such relevant provision exists in either the NYBCL or the Company's Restated Certificate of Incorporation or By-laws, each as amended to date. Accordingly, the Company believes that the Proposal may properly be excluded from the Company's 2005 proxy statement pursuant to Rule 14a-8(i)(1).

The Staff has previously taken a no-action position concerning a company's exclusion of shareholder proposals directing the board of directors to take action that is inconsistent with the board of directors' authority under state law. For example, in *International Paper* (avail. March 1, 2004), a shareholder submitted a proposal that none of the five highest paid executives and non-employee directors be eligible for future stock options. The Staff granted the company's no-action request to exclude the shareholder proposal on the ground that such an action was an improper subject for shareholder action under New York law as it was not phrased as a recommendation or request to the Board of Directors. In *Phillips Petroleum* (avail. March 13, 2002), the Staff granted a request to exclude a shareholder proposal to increase the salary of certain executives by 3% because it mandated or directed action rather than requested or recommended action. Additionally, the note to Rule 14a-8(i)(1) itself states that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Because the proposal is not stated in precatory language, as a member in good standing admitted to practice in the State of New York, I am of the opinion that under the laws of the State of New York, the Proposal is an improper subject for shareholder action by the Company's shareholders. Accordingly, the Company believes that the Proposal may be excluded from the Company's 2005 proxy materials pursuant to Rule 14a-8(i)(1).

2. Rule 14a-8(i)(3) False and Misleading Statements in Violation of Rule 14a-9

In addition to the reasons set forth above, the Company believes that the Proposal may properly be excluded pursuant to Rule 14a-8(i)(3), because it contains materially false and misleading statements, in violation of Rule 14a-9. While the Staff, in *Division of Corporate Finance: Staff Legal Bulletin 14B—Shareholder Proposals*, (September 15, 2004) clarified the circumstances in which public companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), it expressly reaffirmed that exclusion pursuant to Rule 14a-8(i)(3) remains available to public companies where the shareholder proposal or supporting statement "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Staff has previously allowed companies to exclude proposals that are vague and indefinite because such proposals do not adequately define key terms or concepts, or provide sufficient guidance on how they are to be implemented. *See Eastman Kodak Company* (avail. March 3, 2003) ("*Kodak*") (proposal that "top salary" be capped was excludable where proposal failed to define critical terms or otherwise provide guidance on how it should be implemented, including how to determine "yearly compensation"); *General Electric* (avail. February 15, 2003) ("*General Electric*") (proposal was excludable where it related to "all compensation" for senior executives and board members, yet did not define "compensation" or provide guidance as to whether "compensation" included stock incentive awards or other compensation arrangements, or provide the means to calculate the value of such awards); *The Boeing Corporation* (avail. February 10, 2004) (proposal to require an "independent director" was excludable where it failed to define the term "independent director"); *ConAgra Foods, Inc.* (avail. July 1, 2004) (proposal excludable when it lacked a meaningful description of the substantive provisions it sought to impose).

The Proposal requires in part that the Company "establish and report to shareholders on executive compensation plans that accurately link ***pay*** to the Company's ***financial and social*** performance." (emphasis added). The Proposal does not, however, define the terms it uses or provide a workable framework for implementing its requirement, which prevents the Company and the shareholders from determining with any reasonable certainty exactly what measures the Proposal requires. In *Kodak* and *General Electric*, the companies were not given definitions or guidelines on what the shareholder proponent intended the terms "yearly compensation" and "compensation" to mean, respectively. Similarly, the Proposal fails to define "pay" or provide guidelines on what should be included in a calculation of "pay," namely whether it includes only cash payments, accrued benefits, unvested equity awards, or other elements, or in fact how "pay" should be calculated at all. The Proposal also requires that such "pay" be linked to the Company's "financial and social performance" without setting out any criteria for establishing what elements make up the Company's goals for such performance or how they should be determined. The Proposal leaves the Company and the shareholders unable to determine with reasonable certainty what the shareholders are being asked to vote on and what it is that the Company should be implementing, and is therefore inherently vague and indefinite.

Accordingly, the Company believes that the Proposal is so inherently vague and indefinite that it may be omitted under Rule 14a-8(i)(3) as false or misleading, and may therefore be excluded from the Company's 2005 proxy materials.

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2005 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Very truly yours,



Samuel K. Lee

Attachment: Copy of Proposal
cc: Calvert Asset Management Company, Inc. (Attn: L. King)

XEROX®

EXHIBIT A

(See Attached.)



Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

December 2, 2004

Secretary
XEROX Corporation
P.O. Box 1600
Stamford, Connecticut 06904

Attention Secretary:

Calvert Asset Management Company, Inc., a registered investment advisor, provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 16 socially responsible mutual funds. Calvert currently has over $10 billion in assets under management. Five of our mutual funds own shares of XEROX.

Calvert Social Investment Fund, Balanced Portfolio holds 30,600 shares of common stock, Calvert Variable Series Inc., Social Balanced Portfolio holds 27,000 shares of common stock, Calvert Social Investment Fund, Enhanced Equity Portfolio holds 9,500 shares of common stock, Calvert Social Index Series, Inc., Calvert Social Index Fund holds 6,733 shares of common stock, and the Calvert Large Cap Growth Fund holds 35,200 shares of common stock in XEROX Corp. as of close of business on November 29, 2004 (collectively "Calvert Funds"). These Calvert Funds are the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 30,600, 25,600, 9,000, 5,072, and 30,900 shares, respectively, of these securities have been held by the respective Calvert Funds continuously for at least one year, and the Fund intends to own shares of XEROX Corporation through the date of the 2005 annual meeting of shareholders.

We are notifying you, in a timely manner, that we are presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As a long-standing XEROX Corporation shareholder, Calvert Social Index Fund is filing the enclosed resolution requesting that the Company establish executive compensation plans that more accurately link pay to the company's financial and social performance.

We look forward to dialogue, and if prior to the annual meeting, the Company agrees to the request outlined in the resolution, the resolution would be

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com



unnecessary. Please direct any correspondence to Stu Dalheim, Social Research Analyst, at 301-961-4762, or contact him via email at stu.dalheim@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Secretary, Associate General Counsel

cc: Joseph Keefe, Sr. VP, Strategic Social Policy, Calvert Group.
Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group.

Enclosures

#5275



STATE STREET.
For Everything You Invest In

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

November 29, 2004

Calvert Group, Ltd.
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 29, 2004 each Calvert Fund listed below held the indicated amount of shares of the stock of XEROX Corp (Cusip number 984121103). Also, each fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares at 11/29/04	Shares Held for 1 Year*
D805	CSIF Balanced	30,600	30,600
D835	Calvert Social Balanced	27,000	25,600
D862	CSIF Enhanced Equity	9,500	9,000
D872	Calvert Social Index	6,733	5,072
D874	Calvert Large Cap Growth	35,200	30,900

Please feel free to contact me if you need any further information.

Sincerely,



Todd Nickerson
Account Manager

Calvert Asset Management's resolution to strengthen financial and social criteria in executive compensation

WHEREAS,

Executive compensation, often deemed excessive, has become a major public as well as corporate issue. Often it is difficult to discern how, or whether, executive compensation is connected to the executives' performance. We believe that boards should establish policies that closely align executive compensation to financial, social, and environmental performance.

According to the company's 2003 Proxy, XEROX lagged its peers on total shareholder return from 1999 through 2002. Furthermore, though the company states that executive compensation is designed to "align pay with the Company's annual and long-term performance objectives," during fiscal years 2001 and 2002 total CEO compensation increased while total shareholder return decreased.

During periods in which total shareholder return is positive, industry wide effects may boost XEROX's stock price independent of the executives' performance. Long-term shareholders would be served best by executive compensation plans that exclude market effects to stocks and are based on incentives that more accurately reflect management's contribution to performance.

In addition to financial performance shareholders are increasingly concerned about the impacts of the companies in which they invest on issues such as labor, environment, human rights, and business ethics. These shareholders see a connection between corporate responsibility and long-term value.

Nearly half of Fortune 100 companies link some characteristic of social responsibility to executive pay, according to a report from the Investor Responsibility Research Center. A recent report titled: "Corporate Social and Financial Performance: A Meta-analysis" concludes that there is a positive association between corporate social performance and corporate financial performance. XEROX's executive compensation guidelines do not indicate that there is a link between executive compensation and social performance.

In the 2004 Proxy, the company states that the generous compensation package awarded to CEO Anne Mulcahy was given in part for "creating and maintaining the high morale and commitment of the Company's employees during an extremely challenging phase of the Company's history." The company employed 17,000 fewer people on December 31, 2003 than it did on December 31, 2001. Yet despite the significant layoffs, no data were presented that give shareholders any basis for judging whether morale among the remaining employees was in fact high.

Calvert applauds XEROX's past leadership and commitment to diversity initiatives, but we are concerned about the implementation of these initiatives given a pattern of discrimination lawsuits filed by company employees. For example, in March 2002, four Atlanta XEROX employees filed racial and gender discrimination complaints with the U.S. Equal Employment Opportunity Commission. In August 2002, the EEOC found that there was a "radically hostile environment" against African-Americans at XEROX.

BE IT RESOLVED, that XEROX establish and report to shareholders on executive compensation plans that accurately link pay to the company's financial and social performance. Shareholders should be made aware of specific financial and social goals established for management as part of the company's executive compensation policy.

EXHIBIT B

March 10, 2005


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

J. Michael Farren
Corporate Vice President External and Legal Affairs,
General Counsel and Secretary
Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Dear Michael,

On behalf of Calvert Asset Management Company, Inc. I would like to thank you and your colleagues for your attention to Calvert's shareholder proposal. We are pleased to learn that Xerox will reference non-financial incentives for executive compensation in its proxy statement.

We note the amended language that you provided in a recent email to Calvert for the upcoming proxy:

"The Company's executive compensation policies, plans and programs provide competitive levels of compensation that align pay with the Company's annual and long-term performance objectives. They include incentives necessary to reward contributions and leadership to increase profitability and operating cash flow of the Company, enhancing confidence in the financial stewardship of the Company, creating and maintaining the high morale and commitment of the Company's employees and furthering the Company's values as a responsible corporate citizen. The Company seeks to be recognized as a leader in corporate social responsibility. These leadership goals are encompassed within our environmental, diversity, and ethics programs and are supported by the Company's corporate governance process and extensive community outreach. They also support the Company objectives of attracting, motivating and retaining high-performing executives and allowing for recognition of superior corporate and individual achievement. Our pay policy is to target compensation levels for officers at the midpoint of a range determined from the median compensation levels paid by other companies for comparable positions."

An Ameritas Acacia Company

We believe that inclusion of the language above in the proxy and the company's willingness to further discuss executive compensation meets the spirit and intent of the request outlined in Calvert's proposal. Therefore, we are withdrawing our executive compensation proposal from Xerox Corporation's proxy materials.

We look forward to our on-going discussion about how the compensation committee assesses executive performance overall, and in particular in relation to non-financial performance. We hope that the link established by the compensation committee helps the company meet its social and environmental goals.

We appreciate the Company's willingness to address the issues we raised. We look forward to continued discussion with you. If you have any questions or concerns, please feel free to contact me at (301) 961-4762 or via email at stu.dalheim@calvert.com.

Sincerely,

Stuart Dalheim
Social Research Analyst

Cc: Nikki Daruwala, Manager, Advocacy & Social Policy, Calvert Group

#5424

4550 Montgomery Avenue
Bethesda, Maryland 20814
301.951.4800
www.calvert.com